==========================================================================



                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 3
                                     to
                               SCHEDULE 14D-1
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                    and

                              AMENDMENT NO. 4
                                     to
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                                DEPUY, INC.
                         (Name of Subject Company)

                           LIB ACQUISITION CORP.
                             JOHNSON & JOHNSON
                                 (Bidders)

                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)

                                249726 10 0
                   (CUSIP Number of Class of Securities)

                           James R. Hilton, Esq.
                           LIB Acquisition Corp.
                           c/o Johnson & Johnson
                        One Johnson & Johnson Plaza
                      New Brunswick, New Jersey 08933
                               (732) 524-2450
          (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of the Bidders)

                                 Copies to:
                          Robert A. Kindler, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000

                              August 19, 1998
      (Date of Event Which Requires Filing Statement on Schedule 13D)



==========================================================================

          This statement amends and supplements the combined Tender Offer Statement on Schedule 14D-1, as amended by Amendment Nos. 1 and 2 thereto, and Statement on Schedule 13D, as amended by Amendment Nos. 1 through 3 thereto, originally filed with the Securities and Exchange Commission on July 27, 1998 (collectively and as amended, the "Schedule 14D-1 & Schedule 13D"), by Johnson & Johnson, a New Jersey corporation ("Parent"), and LIB Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), in connection with the offer to purchase all the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of DePuy, Inc., a Delaware corporation (the "Company"), at $35 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 27, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1 & Schedule 13D.

Item 10.  Additional Information.

          Items 10(b) and 10(c) of the Schedule 14D-1 & Schedule 13D are hereby amended and supplemented by adding the following language thereto:

          On August 20, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

          Item 11 is hereby amended and supplemented by adding the following:

     (a)(10)   Text of Press Release dated August 20, 1998, issued by
               Parent.

                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 20, 1998


                                   LIB ACQUISITION CORP.


                                   By: /s/ James R. Hilton
                                      ------------------------
                                      Name:  James R. Hilton
                                      Title: Vice President


                                   JOHNSON & JOHNSON


                                   By: /s/ Roger S. Fine
                                      ------------------------
                                      Name:  Roger S. Fine
                                      Title: Vice President

                               EXHIBIT INDEX


Exhibit
Number                Exhibit Name                               Page No.

*(a)(1)             Offer to Purchase.
*(a)(2)             Letter of Transmittal.
*(a)(3)             Notice Of Guaranteed Delivery.
*(a)(4)             Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.
*(a)(5)             Letter to Clients for use by Brokers, Dealers,
                    Commercial Banks, Trust Companies and Other Nominees.
*(a)(6)             Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9.
*(a)(7)             Form of Summary Advertisement dated July 27, 1998.
*(a)(8)             Text of Joint Press Release dated July 21, 1998, issued
                    by the Company, Parent and Roche Holding Ltd.
*(a)(9)             Text of Press Release dated August 4, 1998, issued by
                    Parent.
(a)(10)             Text of Press Release dated August 20, 1998, issued by
                    Parent.
(b)                 None.
*(c)(1)             Agreement and Plan of Merger dated as of July 21, 1998,
                    among Parent, the Purchaser and the Company.
*(c)(2)             Stockholder Agreement dated as of July 21, 1998, among
                    Parent, the Purchaser and certain stockholders of the Company.
(d)                 None.
(e)                 Not applicable.
(f)                 None.

--------------------
*Previously filed.

                                                            EXHIBIT (a)(10)

                                                          Johnson & Johnson
                                                    NEW BRUNSWICK, NJ 08933

Contact:      Robert V. Andrews - Media Relations
              (732) 524-3348

              David R. Sheffield - Investor Relations
              (732) 524-6491

                                                      FOR IMMEDIATE RELEASE

                   Johnson & Johnson Announces Expiration
               Of Hart-Scott-Rodino Antitrust Waiting Period
         And Extension of Tender Offer for DePuy, Inc. to October 5

          New Brunswick, NJ (Aug. 20, 1998) - Johnson & Johnson (NYSE: JNJ) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired yesterday with respect to its tender offer for all outstanding shares of common stock of DePuy, Inc. (NYSE: DPU) at $35 per share.

          The tender offer remains subject to, among other conditions, clearance under the European Union merger control regulation. Johnson & Johnson expects to file the required notification with the Commission of the European Union on or about September 4, 1998. The Commission will have one month from the date of the filing to complete its preliminary investigation and determine whether it needs to initiate a further investigation of the transaction. Because clearance under the European Union merger control regulation accordingly will not be obtained prior to the currently scheduled August 21 expiration date for the tender offer, Johnson & Johnson and DePuy have agreed that the tender offer will be extended until 5:00 P.M., New York City time, on October 5, 1998.

          The depositary for the tender offer, First Chicago Trust Company of New York, has advised Johnson & Johnson that 4,891,214 DePuy shares had been tendered and not withdrawn as of the close of business on Wednesday, August 19, 1998.

                                   # # #